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                           June 18, 2021

       Yang Yu
       Chairman of the Board of Directors
       Wah Fu Education Group Limited
       L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street
       Xicheng District, Beijing, China 100088

                                                        Re: Wah Fu Education
Group Limited
                                                            Registration
Statement on Form F-3
                                                            Filed June 15, 2021
                                                            File No. 333-257105

       Dear Mr. Yu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Donald
Field at 202-551-3680 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services